================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                         ------------------------------

                          BLC FINANCIAL SERVICES, INC.
                                (Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE                           055-490-10-6
    (Title of class of securities)                               (CUSIP number)

                             ROBERT F. TANNENHAUSER
                          BLC FINANCIAL SERVICES, INC.
                               645 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 751-5626
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 WITH A COPY TO:

                                SIMEON GOLD, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000

                                NOVEMBER 1, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

-----------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  055-490-10-6                                         13D                                            Page 2 of 15 Pages

-----------------------------------------------------------              ---------------------------------------------------------
----------------------    --------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                FUTURONICS CORPORATION
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    --------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)      [ ]
                                                                                                                (b)      [X]
----------------------    --------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    --------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  00
----------------------    --------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                [ ]
----------------------    --------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                               New York
----------------------------------------------------------------------------------------------------------------------------------
  NUMBER OF                       7               SOLE VOTING POWER:                                               0
    SHARES
                          -------------------     --------------------------------------------------------------------------------
 BENEFICIALLY                     8               SHARED VOTING POWER:                             8,484,415 shares of BLC
   OWNED BY                                                                                        Common Stock*
                          -------------------     --------------------------------------------------------------------------------
     EACH                         9               SOLE DISPOSITIVE POWER:                                          0
  REPORTING
                          -------------------     --------------------------------------------------------------------------------
 PERSON WITH                      10              SHARED DISPOSITIVE POWER:                        8,484,415 shares of BLC
                                                                                                   Common Stock*
----------------------    --------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                 8,484,415 shares of BLC
                                                                                                   Common Stock*
----------------------    --------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                          CERTAIN SHARES:                                                                               [ ]
----------------------    --------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           32.2%

----------------------    --------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO

* See Item 5 of this Schedule 13D.

-----------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  055-490-10-6                                         13D                                            Page 3 of 15 Pages

-----------------------------------------------------------              ---------------------------------------------------------
----------------------    --------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                ROBERT F. TANNENHAUSER
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    --------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a)      [ ]
                                                                                                               (b)      [X]
----------------------    --------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    --------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  00
----------------------    --------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                [ ]
----------------------    --------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                       United States of America
----------------------------------------------------------------------------------------------------------------------------------
  NUMBER OF                       7               SOLE VOTING POWER:                                          0
    SHARES
                          -------------------     --------------------------------------------------------------------------------
 BENEFICIALLY                     8               SHARED VOTING POWER:                             8,484,415 shares of BLC
   OWNED BY                                                                                        Common Stock*
                          -------------------     --------------------------------------------------------------------------------
     EACH
  REPORTING                       9               SOLE DISPOSITIVE POWER:                                     0
                          -------------------     --------------------------------------------------------------------------------
 PERSON WITH                      10              SHARED DISPOSITIVE POWER:                        8,484,415 shares of BLC
                                                                                                   Common Stock*

----------------------    --------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                 8,484,415 shares of BLC
                                                                                                   Common Stock*
----------------------    --------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                          CERTAIN SHARES:                                                                               [ ]
----------------------    --------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           32.2%

----------------------    --------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    --------------------------------------------------------------------------------------------------------

* See Item 5 of this Schedule 13D.

-----------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  055-490-10-6                                         13D                                            Page 4 of 15 Pages

-----------------------------------------------------------              ---------------------------------------------------------
----------------------    --------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                CAROL TANNENHAUSER
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    --------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)     [ ]
                                                                                                                (b)     [X]
----------------------    --------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    --------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  00
----------------------    --------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                [ ]
----------------------    --------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                       United States of America
----------------------------------------------------------------------------------------------------------------------------------
      NUMBER OF                   7               SOLE VOTING POWER:                                          0
        SHARES
                          -------------------     --------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                             8,484,415 shares of BLC
       OWNED BY                                                                                    Common Stock*
                          -------------------     --------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                     0
      REPORTING
                          -------------------     --------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                        8,484,415 shares of BLC
                                                                                                   Common Stock*

----------------------    --------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                   8,484,415 shares of BLC
                                                                                                   Common Stock*
----------------------    --------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                          CERTAIN SHARES:                                                                               [ ]
----------------------    --------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           32.2%

----------------------    --------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    --------------------------------------------------------------------------------------------------------

* See Item 5 of this Schedule 13D.

-----------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  055-490-10-6                                         13D                                            Page 5 of 15 Pages

-----------------------------------------------------------              ---------------------------------------------------------
----------------------    --------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                DAVID TANNENHAUSER
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    --------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a)      [ ]
                                                                                                               (b)      [X]
----------------------    --------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    --------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  00
----------------------    --------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                [ ]
----------------------    --------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                       United States of America
----------------------------------------------------------------------------------------------------------------------------------
      NUMBER OF                   7               SOLE VOTING POWER:                               0
        SHARES
                          -------------------     --------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                             8,484,415 shares of BLC Common
       OWNED BY                                                                                    Stock*
                          -------------------     --------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                          0
      REPORTING

     PERSON WITH          -------------------     --------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                        8,484,415 shares of BLC Common
                                                                                                   Stock*
----------------------    --------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                 8,484,415 shares of BLC Common
                                                                                                   Stock*
----------------------    --------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                          CERTAIN SHARES:                                                                               [ ]
----------------------    --------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           32.2%

----------------------    --------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    --------------------------------------------------------------------------------------------------------

* See Item 5 of this Schedule 13D.

-----------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  055-490-10-6                                         13D                                            Page 6 of 15 Pages

-----------------------------------------------------------              ---------------------------------------------------------
----------------------    --------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                EMILY TANNENHAUSER
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    --------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a)      [ ]
                                                                                                               (b)      [X]
----------------------    --------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    --------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  00
----------------------    --------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                [ ]
----------------------    --------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                       United States of America
----------------------------------------------------------------------------------------------------------------------------------
      NUMBER OF                    7               SOLE VOTING POWER:                               0
        SHARES
                           -------------------     --------------------------------------------------------------------------------
     BENEFICIALLY                  8               SHARED VOTING POWER:                             8,484,415 shares of BLC Common
       OWNED BY                                                                                     Stock*
                           -------------------     --------------------------------------------------------------------------------
         EACH                                                                                       0
      REPORTING                    9               SOLE DISPOSITIVE POWER:

                           -------------------     --------------------------------------------------------------------------------
     PERSON WITH                   10              SHARED DISPOSITIVE POWER:                        8,484,415 shares of BLC Common
                                                                                                    Stock*
----------------------    --------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  8,484,415 shares of BLC Common
                                                                                                    Stock*
----------------------    --------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                          CERTAIN SHARES:                                                                               [ ]
----------------------    --------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           32.2%

----------------------    --------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    --------------------------------------------------------------------------------------------------------

*See Item 5 of this Schedule 13D.

-----------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  055-490-10-6                                         13D                                            Page 7 of 15 Pages

-----------------------------------------------------------              ---------------------------------------------------------
----------------------    --------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                PETER BLANCK
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    --------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a)      [ ]
                                                                                                               (b)      [X]
----------------------    --------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    --------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  00
----------------------    --------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):
----------------------    --------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                            United States
----------------------------------------------------------------------------------------------------------------------------------
      NUMBER OF                   7               SOLE VOTING POWER:                               0
        SHARES
                          -------------------     --------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                             8,484,415 shares of BLC
       OWNED BY                                                                                    Common Stock*

         EACH             -------------------     --------------------------------------------------------------------------------
      REPORTING                   9               SOLE DISPOSITIVE POWER:                          0

     PERSON WITH          -------------------     --------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                        8,484,415 shares of BLC
                                                                                                   Common Stock*

----------------------    --------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                 8,484,415 shares of BLC
                                                                                                   Common Stock*
----------------------    --------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                          CERTAIN SHARES:                                                                               [ ]
----------------------    --------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           32.2%

----------------------    --------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    --------------------------------------------------------------------------------------------------------

* See Item 5 of this Schedule 13D.

-----------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  055-490-10-6                                         13D                                            Page 8 of 15 Pages

-----------------------------------------------------------              ---------------------------------------------------------
----------------------    --------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                  RICHARD BLANCK
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    --------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a)      [ ]
                                                                                                            (b)      [X]
----------------------    --------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    --------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                          00
----------------------    --------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                [ ]
----------------------    --------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                     United States of America
----------------------    --------------------------------------------------------------------------------------------------------
      NUMBER OF                   7               SOLE VOTING POWER:                               0
        SHARES
                          -------------------     --------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                             8,484,415 shares of BLC
       OWNED BY                                                                                    Common Stock*
                          -------------------     --------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                          0
      REPORTING
                          -------------------     --------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                        8,484,415 shares of BLC
                                                                                                   Common Stock*
----------------------    --------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                 8,484,415 shares of BLC
                                                                                                   Common Stock*
----------------------    --------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                          CERTAIN SHARES:                                                                               [ ]
----------------------    --------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                         32.2%
----------------------    --------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                 IN
----------------------    --------------------------------------------------------------------------------------------------------

* See Item 5 of this Schedule 13D.

-----------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  055-490-10-6                                         13D                                            Page 9 of 15 Pages

-----------------------------------------------------------              ---------------------------------------------------------
----------------------    --------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                  JENNIFER GOLDSTEIN
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    --------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a)      [ ]
                                                                                                            (b)      [X]
----------------------    --------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    --------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                          00
----------------------    --------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                [ ]
----------------------    --------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                     United States
----------------------    --------------------------------------------------------------------------------------------------------
      NUMBER OF                   7               SOLE VOTING POWER:                                0
        SHARES
                          -------------------     --------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                              8,484,415 shares of BLC
       OWNED BY                                                                                     Common Stock*
                          -------------------     --------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                           0
      REPORTING
                          -------------------     --------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                         8,484,415 shares of BLC
                                                                                                    Common Stock*
----------------------    --------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  8,484,415 shares of BLC
                                                                                                    Common Stock*
----------------------    --------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                          CERTAIN SHARES:                                                                               [ ]
----------------------    --------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                         32.2%
----------------------    --------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                 IN
----------------------    --------------------------------------------------------------------------------------------------------

* See Item 5 of this Schedule 13D.

-----------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  055-490-10-6                                         13D                                           Page 10 of 15 Pages

-----------------------------------------------------------              ---------------------------------------------------------
----------------------    --------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                  DIANE ROSENFELD
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    --------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a)      [ ]
                                                                                                            (b)      [X]
----------------------    --------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    --------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                          00
----------------------    --------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                [ ]
----------------------    --------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                    United States
----------------------    --------------------------------------------------------------------------------------------------------
      NUMBER OF                   7               SOLE VOTING POWER:                               0
        SHARES
                          -------------------     --------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                             8,484,415 shares of BLC
       OWNED BY                                                                                    Common Stock*
                          -------------------     --------------------------------------------------------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                          0
      REPORTING
                          -------------------     --------------------------------------------------------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                        8,484,415 shares of BLC
                                                                                                   Common Stock*
----------------------    --------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                 8,484,415 shares of BLC
                                                                                                   Common Stock*
----------------------    --------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                          CERTAIN SHARES:                                                                               [ ]
----------------------    --------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                         32.2%
----------------------    --------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                 IN
----------------------    --------------------------------------------------------------------------------------------------------

* See Item 5 of this Schedule 13D.

ITEM 1.        SECURITY AND ISSUER

               This statement of beneficial ownership on Schedule 13D ("Schedule 13D") relates to common stock, par value $0.01 per share ("BLC Common Stock") of BLC Financial Services, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 645 Madison Avenue, New York, New York 10022.

               The summary descriptions contained in this Schedule 13D of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, filed as exhibits hereto and incorporated herein by reference.

ITEM 2.        IDENTITY AND BACKGROUND

               The persons filing this Schedule 13D are Futuronics
Corporation, a New York Corporation ("Futuronics"), and the following individuals: Robert Tannenhauser, Carol Tannenhauser, David Tannenhauser,
Emily Tannenhauser, Peter Blanck, Jennifer Goldstein, Diane Rosenfeld, and Richard Blanck (collectively, the "Reporting Persons"). An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 99.1. The Reporting Persons are filing this statement of beneficial ownership on Schedule 13D because they entered into Voting and Support Agreement (the "Voting Agreement") with Allied Capital Corporation, a Maryland corporation, dated as of October 31, 2000, where each Reporting Person agreed to vote its shares in favor of the adoption and approval of the Agreement and Plan of Merger (as defined in Item 4 below). In addition, the Reporting Persons may be deemed to be a member of a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with Allied Capital by virtue of being party to the Voting Agreement.

                The name, residence or business address, citizenship and present principal occupation or employment of Robert Tannenhauser, Carol Tannenhauser, David Tannenhauser, Emily Tannenhauser, Peter Blanck, Jennifer Goldstein, Diane Rosenfeld and Richard Blanck are set forth on Schedule A hereto and such information is incorporated by reference herein. The name, jurisdiction of organization, business address and principal business of Futuronics Corporation are set forth on Schedule A hereto and such information is incorporated by reference herein.

               None of the Reporting Persons has, during the last five years,
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

               The information set forth in Item 4 and Item 5 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               The Reporting Persons beneficially own the shares of BLC Common Stock (the "Shares") reflected in this Schedule 13D (or deemed, solely for purposes of Rule 13d-3, to be beneficially owned by them), directly or indirectly, because these Reporting Persons entered into the Voting Agreement where each agreed to vote such Reporting Person's Shares in favor of the proposed merger of BLC Financial Services, Inc. and Allied Capital Corporation, as described more fully in Item 4 of this Schedule 13D.

               This information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 4.        PURPOSE OF TRANSACTION

               On November 1, 2000, the Reporting Persons entered into the Voting Agreement in connection with the Agreement and Plan of Merger, dated as of October 31, 2000 (the "Merger Agreement"), among Allied Capital
Corporation, Allied Capital B Sub Corporation, a Delaware corporation ("Merger Sub"), and the Company, whereby Allied Capital Corporation agreed to acquire all of the issued and outstanding shares of BLC Common Stock through the merger of Merger Sub with and into BLC Financial Services, Inc. (the "Merger"). The full text of the Merger Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference. The consideration to be paid to holders of BLC Common Stock in the Merger will consist of 0.180 shares of Allied Capital Corporation common stock for each share of BLC Common Stock issued and outstanding.

               Pursuant to the Voting Agreement, each Reporting Person agreed to vote, or cause to be voted all shares of BLC Common Stock beneficially owned by such Reporting Person or as to which such Reporting Person had, directly or indirectly, the right to vote or direct the voting, in favor of the proposed Merger and adoption of the Merger Agreement.

               In addition, each Reporting Person agreed not to (i) offer for sale sell, transfer, tender, pledge, encumber, assign or otherwise dispose of BLC Common Stock, (ii) grant any proxies or powers of attorney with respect to BLC Common Stock, (iii) deposit any BLC Common Stock into a voting trust, (iv) enter into a voting agreement with respect to BLC Common Stock, or (v) take any action that would make any representation or warranty of such Reporting Person in the Voting Agreement untrue or incorrect, or have the effect of preventing or disabling such Reporting Person from performing such Reporting Person's obligations under the Voting Agreement.

               The foregoing description of the Voting Agreement is a summary thereof and does not purport to be complete. The full text of the Voting Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

               The information set forth in the Registration Statement on Form N-14 (Registration No. 333-49506) filed by Allied Capital Corporation with the Securities and Exchange Commission (as amended, the "Form N-14 Registration Statement") includes a description of the Merger Agreement, the Merger and the Voting Agreement. The information set forth in the Form N-14 Registration Statement is hereby incorporated by reference herein.

               Each of the Reporting Persons holds the shares of BLC Common Stock in the ordinary course of business and, except as otherwise set forth herein, not with the purpose or effect of changing the control of the Company.

               Except as set forth above and in the proxy statement/prospectus contained in the Form N-14 Registration Statement, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

       (a) As of the close of business on December 7, 2000, the Reporting Persons beneficially owned (or are deemed, solely for purposes of Rule 13d-3, to beneficially own), directly or indirectly, an aggregate of 8,484,415 shares of BLC Common Stock, representing approximately 32.2% of BLC Common Stock outstanding on December 7, 2000.

       (b) Robert Tannenhauser has shared power to vote, direct the voting of, dispose of and direct the disposition of 8,484,415 shares of BLC Common Stock.

       Mr. Tannenhauser disclaims beneficial ownership of shares of BLC Common Stock beneficially owned by Futuronics Corporation, Carol Tannenhauser, David Tannenhauser, Emily Tannenhauser, Peter Blanck, Jennifer Goldstein, Diane Rosenfeld and Richard Blanck, which shares may be deemed to be beneficially owned, for purposes of Section 13(d) of the Exchange Act, by Mr. Tannenhauser by virtue of being a party to the Voting Agreement, dated as of October 31, 2000. The aggregate number of shares of BLC Common Stock being disclaimed by Mr. Tannenhauser is equal to 7,242,036. The filing of this Schedule 13D shall not be construed as an admission by Mr. Tannenhauser that he is, for purposes of
Section 13(d) of the Exchange Act, the beneficial owner of shares of the BLC Common Stock held by other such Reporting Persons.

       Carol Tannenhauser has shared power to vote, direct the voting of, dispose of and direct the disposition of 8,484,415 hares of BLC Common Stock.

       Mrs. Tannenhauser disclaims beneficial ownership of shares of BLC Common Stock beneficially owned by Futuronics Corporation, Robert Tannenhauser, Carol Tannenhauser, Emily Tannenhauser, Peter Blanck, Jennifer Goldstein, Diane Rosenfeld and Richard Blanck, which shares may be deemed to be beneficially owned, for purposes of Section 13(d) of the Exchange Act, by Mrs. Tannenhauser by virtue of being a party to the Voting Agreement, dated as of October 31, 2000. The aggregate number of shares of BLC Common Stock being disclaimed by Mrs. Tannenhauser is equal to 6,927,676. The filing of this Schedule 13D shall not be construed as an admission by Mrs. Tannenhauser that she is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of the BLC Common Stock held by other such Reporting Persons.

       David Tannenhauser has shared power to vote, direct the voting of, dispose of and direct the disposition of 8,484,415 shares of BLC Common Stock.

       David Tannenhauser disclaims beneficial ownership of shares of BLC Common Stock beneficially owned by Futuronics Corporation, Robert Tannenhauser, Carol Tannenhauser, David Tannenhauser, Peter Blanck, Jennifer Goldstein, Diane Rosenfeld and Richard Blanck, which shares may be deemed to be beneficially owned, for purposes of Section 13(d) of the Exchange Act, by David Tannenhauser by David of being a party to the Voting Agreement, dated as of October 31, 2000. The aggregate number of shares of BLC Common Stock being disclaimed by David Tannenhauser is equal to 8,191,616. The filing of this Schedule 13D shall not be construed as an admission by David Tannenhauser that he is, for purposes of
Section 13(d) of the Exchange Act, the beneficial owner of shares of the BLC Common Stock held by such other Reporting Persons.


       Emily Tannenhauser has shared power to vote, direct the voting of, dispose of and direct the disposition of 8,484,415 shares of BLC Common Stock.

       Miss Tannenhauser disclaims beneficial ownership of shares of BLC Common Stock beneficially owned by Futuronics Corporation, Robert Tannenhauser, Carol Tannenhauser, David Tannenhauser, Peter Blanck, Jennifer Goldstein, Diane Rosenfeld and Richard Blanck, which shares may be deemed to be beneficially owned, for purposes of Section 13(d) of the Exchange Act, by Miss Tannenhauser by virtue of being a party to the Voting Agreement, dated as of October 31, 2000. The aggregate number of shares of BLC Common Stock being disclaimed by Miss Tannenhauser is equal to 8,191,618. The filing of this Schedule 13D shall not be construed as an admission by Miss Tannenhauser that she is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of the BLC Common Stock held by such other Reporting Persons.

       Peter Blanck has shared power to vote, direct the voting of, dispose of and direct the disposition of 8,484,415 shares of BLC Common Stock.

       Mr. Blanck disclaims beneficial ownership of shares of BLC Common Stock beneficially owned by Futuronics Corporation, Robert Tannenhauser, Carol Tannenhauser, David Tannenhauser, Emily Tannenhauser, Jennifer Goldstein, Diane Rosenfeld and Richard Blanck, which shares may be deemed to be beneficially owned, for purposes of Section 13(d) of the Exchange Act, by Mr. Blanck by virtue of being a party to the Voting Agreement, dated as of October 31, 2000. The aggregate number of shares of BLC Common Stock being disclaimed by Peter Blanck is equal to 7,825,079. The filing of this Schedule 13D shall not be construed as an admission by Mr. Blanck that he is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of the BLC Common Stock held by such other Reporting Persons.

       Richard Blanck has shared power to vote, direct the voting of, dispose of and direct the disposition of 8,484,415 shares of BLC Common Stock.

       Richard Blanck disclaims beneficial ownership of shares of BLC Common Stock beneficially owned by Futuronics Corporation, Robert Tannenhauser, Carol Tannenhauser, David Tannenhauser, Emily Tannenhauser, Peter Blanck, Jennifer Goldstein and Diane Rosenfeld, which shares may be deemed to be beneficially owned, for purposes of Section 13(d) of the Exchange Act, by Richard Blanck by virtue of being a party to the Voting Agreement, date as of October 31, 2000. The aggregate number of shares of BLC Common Stock being disclaimed by Richard Blanck is equal to 8,045,078. The filing of this Schedule 13D shall not be construed as an admission by Richard Blanck that he is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of the BLC Common Stock held by such other Reporting Persons.

       Jennifer Goldstein has shared power to vote, direct the voting of, dispose of and direct the disposition of 8,484,415 shares of BLC Common Stock.

       Ms. Goldstein disclaims beneficial ownership of shares of BLC Common Stock beneficially owned by Futuronics Corporation, Robert Tannenhauser, Carol Tannenhauser, David Tannenhauser, Emily Tannenhauser, Peter Blanck, Diane Rosenfeld and Richard Blanck, which shares may be deemed to be beneficially owned, for purposes of Section 13(d) of the Exchange Act, by Ms. Goldstein by virtue of being a party to the Voting Agreement, dated as of October 31, 2000. The aggregate number of shares of BLC Common Stock being disclaimed by Ms. Goldstein is equal to 8,177,140. The filing of this Schedule 13D shall not be construed as an admission by Ms. Goldstein that she is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of the BLC Common Stock held by such other Reporting Persons.

       Diane Rosenfeld has shared power to vote, direct the voting of, dispose of and direct the disposition of 8,484,415 shares of BLC Common Stock.

       Ms. Rosenfeld disclaims beneficial ownership of shares of BLC Common Stock beneficially owned by Futuronics Corporation, Robert Tannenhauser, Carol Tannenhauser, David Tannenhauser, Emily Tannenhauser, Peter Blanck, Jennifer Goldstein and Richard Blanck, which shares may be deemed to be beneficially owned, for purposes of Section 13(d) of the Exchange Act, by Ms. Rosenfeld by virtue of being a party to the Voting Agreement, dated as of October 31, 2000. The aggregate number of shares of BLC Common Stock being disclaimed by Ms. Rosenfeld is equal to 7,385,886. The filing of this Schedule 13D shall not be construed as an admission by Ms. Rosenfeld that she is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of the BLC Common Stock held by such other Reporting Persons.

       Except as disclosed in this Item 5(b) of this Schedule 13D, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the directors or executive officers of the Reporting Persons has the power to vote, direct the voting of, dispose of or direct the disposition of any shares of BLC Common Stock or any other person referenced in this Schedule 13D or any amendment thereto.

      The filing of this Report shall not be construed as an admission by any Reporting Person that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any shares of BLC Common Stock beneficially owned by the other Reporting Persons.

(c) The following table shows all transactions by Reporting Persons in BLC Common Stock during the 60 days prior to the filing of this Schedule 13D.

                                                                         Nature of
                                                                        Transaction
                             Date of       Number of    Price Per     (purchase, sale,
Name of Beneficial Owner   Transaction    Securities      Share           exercise)
------------------------   -----------    ----------      -----           ---------
Robert F. Tannenhauser     10/15/00          10,000(1)    $3.31     Option Exercise
-------------------------- ------------- -------------- ----------- ----------------------
                           10/16/00          25,000(1)    $2.00     Option Exercise
-------------------------- ------------- -------------- ----------- ----------------------
                           10/16/00          35,000(1)    $2.20     Option Exercise
-------------------------- ------------- -------------- ----------- ----------------------
                           10/16/00         150,000(1)    $2.90     Option Exercise
-------------------------- ------------- -------------- ----------- ----------------------
                           10/16/00         40,000 (1)    $1.99     Option Exercise
-------------------------- ------------- -------------- ----------- ----------------------
                           11/22/00            101,334    $2.00     Debenture Conversion
-------------------------- ------------- -------------- ----------- ----------------------
                           12/5/00             200,000    $0.82     Option Exercise
-------------------------- ------------- -------------- ----------- ----------------------
Peter Blanck               11/22/00            133,332    $2.00     Debenture Conversion
-------------------------- ------------- -------------- ----------- ----------------------
                           12/5/00              10,000    $3.31     Option Exercise
-------------------------- ------------- -------------- ----------- ----------------------
                           12/5/00              25,000    $2.00     Option Exercise
-------------------------- ------------- -------------- ----------- ----------------------
                           12/5/00              35,000    $2.20     Option Exercise
-------------------------- ------------- -------------- ----------- ----------------------
Richard Blanck             11/22/00             58,332    $2.00     Debenture Conversion
-------------------------- ------------- -------------- ----------- ----------------------
Diane Rosenfeld            10/16/00            202,000    $0.60     Option Exercise
-------------------------- ------------- -------------- ----------- ----------------------
                           11/7/00              11,545    $1.85     Warrant Exercise
-------------------------- ------------- -------------- ----------- ----------------------

-----------------------

(1) Mr. Tannenhauser received full recourse loans from BLC in the aggregate of $674,700 to exercise these options.

                                                                         Nature of
                                                                        Transaction
                             Date of       Number of    Price Per     (purchase, sale,
Name of Beneficial Owner   Transaction    Securities      Share           exercise)
------------------------   -----------    ----------      -----           ---------
-------------------------- ------------- -------------- ----------- ----------------------
Jennifer M. Goldstein      12/5/00              30,000    $2.90     Option Exercise
-------------------------- ------------- -------------- ----------- ----------------------
                           12/5/00              20,000    $1.99     Option Exercise
-------------------------- ------------- -------------- ----------- ----------------------
                           12/5/00              40,000    $0.82     Option Exercise
-------------------------- ------------- -------------- ----------- ----------------------

(d)    Not applicable.

(e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               The information set forth in Items 4 and 5 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

               1. Joint Filing Agreement by and among, Futuronics Corporation, Robert Tannenhauser, Carol Tannenhauser, David Tannenhauser, Emily Tannenhauser, Peter Blanck, Jennifer Goldstein, Diane Rosenfeld and Richard Blanck.

               2. Agreement and Plan of Merger, dated as of October 31, 2000, among Allied Capital Corporation, Allied Capital B Sub Corporation and BLC Financial Services Inc.

               3. Voting and Support Agreement, dated as of October 31, 2000, by and among Allied Capital Corporation, Futuronics Corporation, Robert Tannenhauser, Carol Tannenhauser, David Tannenhauser, Emily Tannenhauser, Peter Blanck, Jennifer Goldstein, Diane Rosenfeld and Richard Blanck.

                                  SIGNATURES

               After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   December 11, 2000

                                 FUTURONICS CORPORATION

                                 By:    /s/ PETER BLANCK
                                    ----------------------------------------
                                     Name:  Peter Blanck
                                     Title: President

                                        /s/ ROBERT F. TANNENHAUSER
                                 -------------------------------------------
                                            ROBERT F. TANNENHAUSER

                                        /s/ CAROL TANNENHAUSER
                                 -------------------------------------------
                                            CAROL TANNENHAUSER

                                        /s/ EMILY TANNENHAUSER
                                 -------------------------------------------
                                            EMILY TANNENHAUSER

                                        /s/ DAVID TANNENHAUSER
                                 -------------------------------------------
                                            DAVID TANNENHAUSER

                                        /s/ PETER BLANCK
                                 -------------------------------------------
                                            PETER BLANCK

                                        /s/ RICHARD BLANCK
                                 -------------------------------------------
                                            RICHARD BLANCK

                                        /s/ JENNIFER GOLDSTEIN
                                 -------------------------------------------
                                            JENNIFER GOLDSTEIN

                                        /s/ DIANE ROSENFELD
                                 -------------------------------------------
                                            DIANE ROSENFELD

                                                                     SCHEDULE A

                          List of Reporting Persons

1.      Reporting Person:                   Futuronics Corporation

        State of Organization:              New York

        Principal Business
             Address:                       Futuronics Corporation
                                            3652 Forest Gate Drive
                                            Iowa City, Iowa 52240

        Name:                               Carol Tannenhauser
        Title:                              Director and Treasurer
        Resident or Business Address:       210 East 68th Street
                                            New York, New York 10022

        Name:                               Peter Blanck
        Title:                              Director and President
        Resident or Business Address:       3652 Forest Gate Drive
                                            Iowa City, Iowa 52240

        Name:                               Richard Blanck
        Title:                              Director
        Resident or Business Address:       9 Hickory Road
                                            Mahasset Hills, New York 11040

2.      Reporting Person:                   Robert F. Tannenhauser

        Citizenship:                        United States of America

        Principal Business
             Address:                       BLC Financial Services, Inc.
                                            645 Madison Avenue
                                            New York, New York  10022

        Present Principal Occupation
             or Employment:                 Chairman of the Board and President
                                            BLC Financial Services, Inc.

        Name, Principal Business
             and Address of any
             Corporation or Other
             Organization in which
             Such Employment is
             Conducted:                     N/A

3.      Reporting Person:                   Carol Tannenhauser

        Citizenship:                        United States of America

        Principal Business
             Address:                       210 East 68th Street
                                            New York, New York  10022

        Present Principal Occupation
             or Employment:                 Freelance Writer

        Name, Principal Business
             and Address of any
             Corporation or Other
             Organization in which
             Such Employment is
             Conducted:                     N/A

4.      Reporting Person:                   David Tannenhauser

        Citizenship:                        United States of America

        Principal Business
             Address:                       210 East 68th Street
                                            New York, New York  10022
        Present Principal Occupation
             or Employment:                 Musician

        Name, Principal Business
             and Address of any
             Corporation or Other
             Organization in which
             Such Employment is
             Conducted:                     N/A

5.      Name:                               Emily Tannenhauser

        Citizenship:                        United States of America

        Principal Business
             Address:                       210 East 68th Street
                                            New York, New York  10022
        Present Principal Occupation
             or Employment:                 Student

        Name, Principal Business
             and Address of any
             Corporation or Other
             Organization in which
             Such Employment is
             Conducted:                     N/A

6.      Name:                               Peter Blank

        Citizenship:                        United States of America

        Principal Business
             Address:                       3652 Forest Gate Drive
                                            Iowa City, Iowa 52240

        Present Principal Occupation
             or Employment:                 Professor of Law at University of
                                            Iowa College of Law

        Name, Principal Business
             and Address of any
             Corporation or Other
             Organization in which
             Such Employment is
             Conducted:                     N/A

7.      Name:                               Jennifer Goldstein

        Citizenship:                        United States of America

        Principal Business
             Address:                       BLC Financial Services, Inc.
                                            645 Madison Avenue
                                            New York, New York  10022

        Present Principal Occupation
             or Employment:                 Chief Financial Officer of BLC
                                            Financial Services, Inc.

        Name, Principal Business
             and Address of any
             Corporation or Other
             Organization in which
             Such Employment is
             Conducted:                     N/A


8.      Name:                               Diane Rosenfeld

        Citizenship:                        United States of America

        Principal Business
             Address:                       RR#1, Box 427 D
                                            County Road #86
                                            Amenia, New York 12501

        Present Principal Occupation
             or Employment:

        Name, Principal Business
             and Address of any
             Corporation or Other
             Organization in which
             Such Employment is
             Conducted:                     N/A


9.      Name:                               Richard Blanck

        Citizenship:                        United States of America

        Principal Business
             Address:                       9 Hickory Road
                                            Manhasset Hills, New York 11040

        Present Principal Occupation
             or Employment:                 Physician in private practice

        Name, Principal Business
             and Address of any
             Corporation or Other
             Organization in which
             Such Employment is
             Conducted:                     N/A

EXHIBITS


      EXHIBIT
      NUMBER                       DESCRIPTION
      ------                       -----------
      99.1                     Joint Filing Agreement
      99.2                     Agreement and Plan of Merger
      99.3                     Voting and Support Agreement
